Pricing Term Sheet	Free Writing Prospectus
dated as of September 3, 2025	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated September 2, 2025 to the
Prospectus dated June 2, 2023
Registration No. 333-272381

Bruker Corporation

2,400,000 Shares of 6.375% Mandatory Convertible Preferred Stock, Series A

The information in this pricing term sheet should be read together with Bruker Corporation’s preliminary prospectus supplement dated September 2, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated June 2, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-272381. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer:	Bruker Corporation, a Delaware corporation.
Ticker / Exchange for the Issuer’s Common Stock:	BRKR / The Nasdaq Global Select Market (“Nasdaq”).
Pricing Date:	September 3, 2025.
Trade Date:	September 4, 2025.
Settlement Date:
September 8, 2025, which is the second business day after the initial trade date for the Mandatory Convertible Preferred Stock (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Mandatory Convertible Preferred Stock before the business day before the settlement date must, because the Mandatory Convertible Preferred Stock initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Securities Offered:	2,400,000 shares of the Issuer’s 6.375% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”).
Over-Allotment Option:	Up to 360,000 additional shares of the Mandatory Convertible Preferred Stock.
Public Offering Price:	$250.00 per share of the Mandatory Convertible Preferred Stock.
Underwriting Discount:	$6.8750 per share of the Mandatory Convertible Preferred Stock.
Liquidation Preference:	$250.00 per share of the Mandatory Convertible Preferred Stock.
Dividends:
6.375% of the liquidation preference of $250.00 per share of the Mandatory Convertible Preferred Stock per annum.

The expected dividend payable on the first Dividend Payment Date (as defined below) is approximately $3.6745 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be approximately $3.9844 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The February 15, May 15, August 15 and November 15 immediately preceding the relevant Dividend Payment Date.
Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2025, and ending on, and including, September 1, 2028.
Mandatory Conversion Date:
The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding September 1, 2028. The Mandatory Conversion Date is expected to be September 1, 2028.

Initial Price:	$250.00, divided by the Maximum Conversion Rate (as defined below), which quotient is initially equal to approximately $29.35.
Threshold Appreciation Price:
$250.00, divided by the Minimum Conversion Rate (as defined below), which quotient is initially equal to approximately $35.95, which represents an approximately 22.50% appreciation over the Initial Price.

Floor Price:	$10.27 (approximately 35% of the Initial Price), subject to adjustment as described in the Preliminary Prospectus Supplement.
Conversion Rate:
Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 8.5179 shares of the Issuer’s common stock (the “Maximum Conversion Rate”) and not less than 6.9534 shares of the Issuer’s common stock, (the “Minimum Conversion Rate”), depending on the Applicable Market Value of the Issuer’s common stock and subject to certain anti-dilution adjustments.

The following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement:

	Assumed Applicable Market Value of the Issuer’s common stock	Assumed Conversion Rate (number of shares of the Issuer’s common stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)
	Greater than the Threshold Appreciation Price	6.9534 shares of the Issuer’s common stock
	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 6.9534 and 8.5179 shares of the Issuer’s common stock, determined by dividing $250.00 by the Applicable Market Value
	Less than the Initial Price	8.5179 shares of the Issuer’s common stock
Early Conversion at the Option of the Holder:
Other than during a Fundamental Change Conversion Period, at any time prior to September 1, 2028, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event in increments of less than one share of the Mandatory Convertible Preferred Stock), into shares of the Issuer’s common stock at the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount:
If a Fundamental Change occurs on or prior to September 1, 2028, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event in increments of less than one share of the Mandatory Convertible Preferred Stock), into shares of the Issuer’s common stock (or Units of Exchange Property (as described in the Preliminary Prospectus Supplement)) at the Fundamental Change Conversion Rate.

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a Fundamental Change Dividend Make-Whole Amount and, to the extent there is any, the Accumulated Dividend Amount.

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Stock Price:

Fundamental Change Stock Price
Fundamental Change Effective Date	$5.00	$10.00	$15.00	$20.00	$25.00	$29.35	$32.50	$35.95	$40.00	$50.00	$60.00	$70.00	$85.00	$100.00
September 8, 2025	7.2883	7.5358	7.4283	7.2916	7.1767	7.0984	7.0528	7.0116	6.9728	6.9087	6.8725	6.8517	6.8359	6.8292
September 1, 2026	7.6794	7.8824	7.7459	7.5567	7.3877	7.2692	7.1992	7.1360	7.0768	6.9801	6.9275	6.8987	6.8777	6.8693
September 1, 2027	8.0577	8.2325	8.1493	7.9333	7.6866	7.4944	7.3773	7.2713	7.1737	7.0258	6.9573	6.9265	6.9097	6.9055
September 1, 2028	8.5179	8.5179	8.5179	8.5179	8.5179	8.5179	7.6923	6.9541	6.9534	6.9534	6.9534	6.9534	6.9534	6.9534

The exact Fundamental Change Stock Price and Fundamental Change Effective Date may not be set forth in the table, in which case:
●
if the Fundamental Change Stock Price is between two Fundamental Change Stock Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Stock Prices and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

●
if the Fundamental Change Stock Price is in excess of $100.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

●
if the Fundamental Change Stock Price is less than $5.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-Whole Amount is 7.30% per annum.
Use of Proceeds:
The Issuer estimates that the net proceeds from the offering will be approximately $582.0 million (or approximately $669.5 million if the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full), in each case after deducting the underwriting discounts and commissions and estimated offering expenses payable by it.

The Issuer intends to use the net proceeds from the offering to strengthen the balance sheet and enhance strategic flexibility by  repaying (i) its 2019 Term Loan Agreement in full, (ii) outstanding borrowings under its 2024 Revolving Credit Agreement in full and (iii) a portion of its loan due 2027 under its 2024 Term Loan Agreements.

If the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock, the Issuer intends to use the net proceeds from the sale of such additional shares of Mandatory Convertible Preferred Stock for general corporate purposes, which may include further payments of outstanding indebtedness, funding working capital, capital expenditures, potential future acquisitions and investments, investments in or loans to its subsidiaries, share repurchases and dividends.

Listing:
The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the Nasdaq under the symbol “BRKRP.” If the application is approved, the Issuer expects trading in the Mandatory Convertible Preferred Stock on the Nasdaq to begin within 30 days after the Mandatory Convertible Preferred Stock is first issued. However, there can be no assurance that the Mandatory Convertible Preferred Stock will be listed, and if listed, that it will continue to be listed. Listing the Mandatory Convertible Preferred Stock on the Nasdaq does not guarantee that a trading market will develop or, if a trading market does develop, the depth or liquidity of that market or the ability of holders to sell their Mandatory Convertible Preferred Stock easily.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	116794 207/US1167942077
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc.
Co-Manager:	PNC Capital Markets LLC
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The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or BofA Securities, Inc., Attn: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, email: dg.prospectus_requests@bofa.com, telephone: 1-800-294-1322.

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